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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2001** (MM/DD/YY) AND ENDING **12/31/2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Raike Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Parkway 75
Suite 100
(No. and Street)

Woodstock	**Georgia**	**30188**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Raike, III **(770) 516-6996**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, *William J. Raike, III*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Raike Financial Group, Inc.**, as of **December 31**, 20**01**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

Notary Public, Cherokee County, Georgia
My Commission Expires May 24, 2003

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAIKE FINANCIAL GROUP, INC.

Financial Statements
and Supplemental Schedule

December 31, 2001 and 2000

(with Independent Accountants' Report thereon)



Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
Raike Financial Group, Inc.:

We have audited the accompanying balance sheet of Raike Financial Group, Inc. (the "Company") as of December 31, 2001, and the related statement of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Raike Financial Group, Inc. as of and for the year ended December 31, 2000, were audited by other auditors, whose report dated January 1, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Raike Financial Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 1, 2002

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

RAIKE FINANCIAL GROUP, INC.

Balance Sheets

December 31, 2001 and 2000

	2001	2000
Assets		
Cash and cash equivalents	$ 826,430	791,194
Certificate of deposit	134,315	126,133
Marketable investment securities, at market value	153,147	194,563
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $45,980 and $34,010, respectively	19,912	28,667
Commissions receivable	357,536	312,704
Mortgage receivable	-	259,890
Deferred tax asset	-	279,869
Other assets	148,249	241,881
	$ 1,639,589	2,234,901
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable	$ 66,721	310,180
Commissions payable	308,712	213,988
Other liabilities	50,000	22,663
Trading margin	127,897	185,752
Total liabilities	553,330	732,583
Commitments and contingencies		
Shareholders' equity:		
Convertible cumulative preferred stock of $.01 par value; 5,000,000 shares authorized; 10,500 shares issued and outstanding in 2001	105	-
Common stock of $.01 par value; 20,000,000 shares authorized; 17,096,752 issued in 2001 and 2000	170,968	170,968
Additional paid-in capital	2,529,178	1,742,283
Accumulated deficit	(1,539,742)	(336,683
Treasury stock; 60,000 shares in 2001 and 2000	(74,250)	(74,250
Total shareholders' equity	1,086,259	1,502,318
	$ 1,639,589	2,234,901

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Statements of Operations

For the Years Ended December 31, 2001 and 2000

	2001	2000
Operating income:		
Commissions	$ 5,047,195	8,398,636
Interest and dividends	146,973	214,379
Losses on marketable investment securities	(178,465)	(190,857)
Other fees	944,009	1,319,409
Total operating income	5,959,712	9,741,567
Operating expenses:		
Commissions to brokers	4,021,682	6,879,182
Clearing costs	455,169	999,374
Selling, general and administrative expenses	2,406,051	2,562,682
Total operating expenses	6,882,902	10,441,238
Net loss from operations	(923,190)	(699,671)
Income tax expense (benefit)	279,869	(279,869)
Net loss	$ (1,203,059)	(419,802)
Net loss per share, based on weighted average shares outstanding of 17,096,752 in 2001 and 16,640,552 in 2000	$ (.07)	(.03)

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Statements of Shareholders' Equity

For the Years Ended December 31, 2001 and 2000

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 1999	$ -	162,888	615,157	83,119	(49,500)	811,664
Proceeds from private placement stock sales	-	8,080	1,127,126	-	-	1,135,206
Repurchase of treasury stock (20,000 shares)	-	-	-	-	(24,750)	(24,750)
Net loss	-	-	-	(419,802)	-	(419,802)
Balance at December 31, 2000	-	170,968	1,742,283	(336,683)	(74,250)	1,502,318
Proceeds from private placement stock sales	105	-	104,895	-	-	105,000
Stock options issued	-	-	682,000	-	-	682,000
Net loss	-	-	-	(1,203,059)	-	(1,203,059)
Balance at December 31, 2001	$ 105	170,968	2,529,178	(1,539,742)	(74,250)	1,086,259

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$ (1,203,059)	(419,802)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	11,970	11,089
Compensation expense related to stock options issued	682,000	-
Provision for deferred taxes	279,869	(279,869)
Change in marketable investment securities	41,416	(180,576)
Change in commissions receivable	(44,832)	277,553
Change in accounts payable	(243,459)	289,711
Change in commissions payable	94,724	(344,856)
Change in other	120,969	(64,146)
Net cash used in operating activities	(260,402)	(710,896)
Cash flows from investing activities:		
Proceeds from mortgage receivable	259,890	-
Purchases of furniture, fixtures and equipment	(3,215)	(24,074)
Advances on mortgage receivable	-	(259,890)
Change in certificate of deposit	(8,182)	(6,133)
Net cash provided (used) in investing activities	248,493	(290,097)
Cash flows from financing activities:		
Proceeds from private placement stock sales	105,000	1,135,206
Net change in trading margin	(57,855)	185,752
Repurchase of treasury stock	-	(24,750)
Net cash provided by financing activities	47,145	1,296,208
Net change in cash	35,236	295,215
Cash at beginning of period	791,194	495,979
Cash at end of period	$ 826,430	791,194
Supplemental disclosure of cash paid for:		
Interest	$ 18,071	14,460
Income taxes	$ -	20,469
Supplemental disclosure of non-cash financing activities:		
Issuance of stock options	$ 682,000	-

See accompanying notes to financial statements.

RAIKE FINANCIAL GROUP, INC.

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business
Raike Financial Group, Inc. (the "Company") is a full service securities brokerage firm, which has been in business since 1995. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in 48 states and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB"). The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company offers full service commission and fee based money management services to individual and institutional investors. The Company maintains a custody-clearing relationship with SWS Securities, Inc.

Basis of Presentation
The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable
Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Marketable Investment Securities
Marketable investment securities are recorded at their market value, with the difference between cost and market reflected as unrealized gain or loss in the statement of operations. Marketable investment securities transactions of the Company are recorded on a trade date basis.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (three to seven years).

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

(1) Description of Business and Summary of Significant Accounting Policies, continued

Cash and Cash Equivalents

For purposes of the statements of cash flow, the Company considers all investments with an original maturity of three months or less to be a cash equivalent. As of December 31, 2001 and 2000, the Company maintained cash balances with financial institutions and brokerage companies totaling $648,429 and $647,863, respectively, that exceeded the Federal deposit insurance limits, where applicable.

Trading Margin

Trading margin represents amounts loaned to the Company to purchase certain marketable investment securities. The trading margin is collateralized by the Company's marketable investment securities and bears interest at a floating rate.

Treasury Stock

Treasury stock is accounted for by the cost method. Subsequent reissuances are accounted for at average cost.

Net Earnings (Loss) Per Share

The Company is required to report earnings (loss) per share on the face of the statement of operations with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Additionally, the Company must reconcile the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share." During the year ended December 31, 2001, the Company had potential common stock issuances outstanding totaling 608,000 related to stock options and warrants. However, the effect of these potential common stock issuances would be anti-dilutive, due to the net loss for the year, and thus the effect of these potential common stock issuances have been excluded from the computation of net loss per share. During the year ended December 31, 2000, the Company had no potential common stock issuances outstanding.

(2) Related Party Transactions and Commitments

The Company has outstanding loans to certain affiliated parties. As of December 31, 2000, Raike & Associates, L.L.C. owed the Company $34,115. In addition, the Company had loans outstanding as of December 31, 2000 to the majority shareholder of the Company totaling $31,554. These loans were either written off or paid in full as of December 31, 2001.

The Company has entered into an employment agreement with the majority shareholders of the Company. This employment agreement calls for annual salaries totaling $250,000. Additionally, the majority shareholders are to receive a bonus equal to 2.5% of revenues of the Company. During 2001, this bonus totaled $148,678, of which $100,000 was forgone by the majority shareholders. Additionally in 2001, the majority shareholders declined $31,554 in salary. During 2000, the majority shareholders received their annual salaries and $243,348 in bonuses.

As of December 31, 2001 and 2000, the Company has advanced approximately $121,000 and $113,000, respectively, to Fresco Foods, LLC a restaurant partially owned by the majority shareholders of the Company. This advance is payable on demand, unsecured, and bears interest at an annual rate of 10%.

Effective October 13, 2000, the Company signed a five-year lease for approximately 4,500 square feet of office space at a rate of $18 per square foot or $84,000 per year. The lessor is White Mountain Partners, Inc., a corporation wholly owned by the majority shareholders of the Company. Rent expense for the years ended December 31, 2001 and 2000 approximated $85,000 and $59,000, respectively.

(2) **Related Party Transactions and Commitments, continued**

Future minimum lease payments on this lease at December 31, 2001 were as follows:

Year Ending December 31,	
2002	$ 84,600
2003	84,600
2004	84,600
2005	77,550
	$ 331,350

B/D Compliance Associates, Inc., a company owned by a director of the Company has provided regulatory consulting services. These services were provided at rates which management believes are comparable to those charged by unrelated compliance service providers. During 2001 and 2000, the Company paid $11,167 and $16,118, respectively, for services related to this agreement.

(3) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $1,022,889 which was $922,889 in excess of its required net capital of $100,000. The Company's net capital ratio was .42 to 1.

(4) **Marketable Investment Securities**

Marketable investment securities at December 31, 2001 and 2000 consist of equity securities. These securities serve as collateral for the Company's trading margin.

(5) **Income Taxes**

The components of income tax expense (benefit) for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Current	$ -	-
Deferred	(336,624)	(279,869)
Change in valuation allowance	616,493	-
	$ 279,869	(279,869)

The difference between income tax expense computed by applying the statutory federal income tax rate to loss before taxes for the year ended December 31, 2001 is due primarily to the valuation allowance. The difference between income tax benefit computed by applying the statutory federal income tax rate to loss before taxes for the year ended December 31, 2000 is due to state income taxes.

The following summarizes the components of deferred taxes at December 31, 2001 and 2000.

	2001	2000
Deferred income tax assets:		
Operating loss carryforwards	$ 338,493	279,869
Stock compensation expense	259,000	-
Non-deductible expenses	19,000	-
Total gross deferred income tax assets	616,493	279,869
Less valuation allowance	616,493	-
Net deferred tax asset	$ -	279,869

(5) **Income Taxes, continued**

During 2001, a valuation allowance was established for the net deferred tax asset, as the realization of the deferred tax asset is dependent on future taxable income.

At December 31, 2001, the Company had net operating loss carryforwards for tax purposes of approximately $890,771, which will expire beginning in 2015 if not previously utilized.

(6) **Miscellaneous Operating Expenses**

Components of selling, general and administrative expenses which are greater than 1% of total revenues for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Consultant fees	$ 317,676	255,329
Customer write offs	27,586	673,848
Licenses and registrations	126,339	101,477
Rent	117,050	58,812
Compensation	1,010,927	332,460
Legal and professional fees	150,392	54,291

(7) **Shareholders' Equity**

Stock Option Plan

The Company sponsors an incentive stock option plan for the benefit of certain employees in order that they might purchase Company stock at a certain price. A total of 800,000 shares of the Company's common stock are reserved for possible issuance under this plan. During 2001, 555,500 options were issued pursuant to this plan at an option price of $.01. These options are currently exercisable and expire on December 31, 2003.

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" requires the Company to calculate the compensation expense that would be recorded if the Company were to include the fair value of options issued in employee compensation. This compensation expense is to be included in proforma disclosures of net loss and net loss per share. Had compensation cost been recognized based upon the fair value of the options at the grant dates, the Company's net loss and net loss per share would not have been materially different for the years ended December 31, 2001 and 2000. The weighted average grant date fair value of options issued in 2001 was $1.23. This fair value was estimated using the Minimum Value pricing model with the following assumptions: dividend yield of 0%; risk-free interest rate of 4.5% and an expected life of two years.

The Company has chosen not to adopt to cost recognition principles of SFAS No. 123 and accounts for its stock options under Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees." APB No. 25 requires the Company to recognize compensation expense for the difference between the market price and the exercise price at the grant date. Accordingly, the Company recognized $682,000 in compensation expense for options granted in 2001.

Stock Split

On July 19, 2001, the Company declared a four-for-one stock split. All share and per share amounts have been restated to reflect this split as if it had occurred on January 1, 2000

(7) **Shareholders' Equity, continued**

Preferred Stock

During 2001, the Company issued 10,500 shares of its Series A Preferred Stock ("preferred stock") for $105,000. The preferred stock pays a cumulative annual dividend of $.70 per share. Each share of preferred stock is convertible into five shares of common stock at the option of the holder. Each share of preferred stock is mandatorily convertible into five shares of common stock upon the filing of public offering registration statement or a change in control (as defined). The Company may redeem the preferred stock by giving 30 day's notice to the preferred stockholders for a redemption price of $10.00 per share. Upon voluntary or involuntary dissolution of the Company, the preferred stockholders will receive $10.00 per share prior to the distribution of any amounts to common shareholders. The preferred stock has no voting rights.

Warrants

In connection with the issuance of the Company's convertible cumulative preferred stock, the Company has issued 26,250 Class A warrants and 26,250 Class B warrants. The Class A warrants allow each holder to purchase one share of common stock for $2.00 and expire on January 31, 2003 and the Class B warrants allow each holder to purchase one share of common stock for $3.00 and expire on January 31, 2004.

Issuance of Common Stock

During 2000, the Company issued 808,000 shares of common stock for $1,135,206. The proceeds of this stock offering were used for general corporate purposes.

(8) **Commitments and Contingencies**

The Company has been named as defendant in several law suits that allege violations of federal and state securities laws and claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various law suits will not result in material adverse effect on the Company's financial position.

SUPPLEMENTAL SCHEDULE

RAIKE FINANCIAL GROUP, INC.

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Computation of Net Capital:

Total shareholders' equity	1,086,259
Non-allowable assets	(168,161)
Exclusion of liabilities	127,897
Tentative net capital	1,045,995
Haircuts	(23,106)
Net capital	1,022,889
Minimum net capital	100,000
	$ 922,889
Excess net capital	

Aggregate Indebtedness to Net Capital Ratio:

Liabilities:	
Accounts payable	$ 66,721
Commissions payable	308,712
Other liabilities	50,000
Aggregate indebtedness	$ 425,433
Net capital	$ 1,022,889
Ratio	.42 to 1

Reconciliation with Company's computation (included in Part II of its FOCUS report as of December 31, 2001):

Net capital, as reported in Part II of FOCUS report	$ 1,003,091
Audit adjustments, net	(108,099)
Exclusion of liabilities	127,897
Net capital	$ 1,022,889



Porter Keadle Moore, LLP

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Shareholders
Raike Financial Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Raike Financial Group, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control structure, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives, except that the Company prepared and reported the computation of net capital at December 31, 2001 based on a preliminary trial balance, which differed from the final trial balance.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 1, 2002